

Mail Stop 4631

June 6, 2018

Via E-mail
Mr. John S. Peterson
Chief Financial Officer
TopBuild Corp.
475 North Williamson Blvd.
Daytona Beach, FL 32114

> **Re: TopBuild Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 1-36870**

Dear Mr. Peterson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction